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SEC Mail Processing Section MAR 04 2014 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Liquid Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 2300
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher I. Mates 312-345-2110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/28

OATH OR AFFIRMATION

I, Christopher I. Mates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquid Capital Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

OFFICIAL SEAL
PABLO ESPINOSA
Notary Public - State of Illinois
My Commission Expires Aug 25, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquid Capital Securities, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Contents

Independent Auditor's Report	1 – 2
Financial Statement	
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4 – 6
Independent Auditor's Report on Internal Control	7 – 9

McGladrey

Independent Auditor's Report

To the Manager
Liquid Capital Securities, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Liquid Capital Securities, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liquid Capital Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 27, 2014

Liquid Capital Securities, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	51,818
Receivable from clearing broker		51,795
Due from affiliates		75,345
Deposits		106,048
Other assets		36,456
Total assets	$	321,462
Liabilities and Members' Deficit		
Liabilities		
Payables to affiliates	$	1,403
Accounts payable and accrued expenses		67,142
Liabilities subordinated to claims of general creditors		1,140,000
Members' deficit		(887,083)
Total liabilities and members' deficit	$	321,462

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Liquid Capital Securities, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also an Introducing Broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company was organized as a limited liability company on July 23, 2007, in the State of Illinois. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement. On May 7, 2009, the Company was accepted as a member of FINRA.

The Company has suffered recurring losses and negative cash flows from operations during 2013 and violated net capital requirements as of December 31, 2013, which has raised substantial doubt about the entity's ability to continue as a going concern. Starting in March 2013, the Company began to rebuild the agency execution brokerage business, which had been severely scaled back in February, 2011 when the New York branch office was closed. The Company's management has hired new staff and will operate exclusively from Chicago where it shares office space with its affiliate, Liquid Capital Markets, LLC. The members intend to contribute additional capital and extend the existing subordinated borrowing agreements if deemed necessary to continue operations.

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation limit. However, the Company does not believe it is exposed to significant credit risk.

Revenue recognition: Brokerage and execution revenue and related expenses are recorded on a trade-date basis.

Interest: Interest income and expense is recognized on an accrual basis.

Note 2. Summary of Significant Accounting Policies (Continued)

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's members separately account for their pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2010.

Note 3. Receivable from Clearing Broker

Receivable from clearing broker represents cash of $51,795, $50,000 of which is required to be maintained in accordance with the Company's clearing broker agreement.

Note 4. Liabilities Subordinated to Claims of General Creditors

The Company has two subordinated borrowing agreements with the two Members in the aggregate original amount of $1,000,000. The subordinated borrowings bear interest at 3 percent and are scheduled to mature on April 30, 2015. As of December 31, 2013, interest payable totaling $140,000 is included in the outstanding balance of liabilities subordinated to claims of general creditors.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule and qualify as equity capital up to one year before the scheduled maturity date (currently April 30, 2015) as such term is defined for regulatory purposes. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (see Note 7).

Note 5. Related-Party Transactions

Liquid Capital Markets, LLC (LCM), an affiliated entity by common ownership, shares salary expenses with the Company. As of December 31, 2013, $75,345 was owed to the Company for such expenses and included in due from affiliates on the statement of financial condition. LCM also guarantees the Company up to $2,500,000 of any potential customer claims. The Company also owed $1,403 to Liquid Capital Markets Ltd., an affiliated entity by common ownership for expenses paid and is included in due to affiliates on the statement of financial condition.

Note 6. Contingencies and Indemnifications

During 2012, the Company assigned a sub-lease agreement to a third party. The Company is contingently liable for the sub-lease should the assignee default on their obligations to the landlord. The total minimum annual rentals under the sub-lease are $366,495 for 2013 and 2014 and $183,248 for 2015. For the year 2013, the third party has satisfied all lease obligations.

In connection with the lease, the Company delivered to the landlord an unconditional and irrevocable letter of credit in the amount of $103,869, which expires august 2015. Cash at bank of $106,048 collateralizes the letter of credit and is included as deposits on the statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require claims that may be made against the Company that have not occurred.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $35,068 and $5,000, respectively. The Company's ratio of aggregate indebtedness to capital was 1.95 to 1.

The Company is also subject to the CFTC's minimum financial requirements under regulation 1.17. Under these rules the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement under Regulation 1.17 is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. At December 31, 2013, the Company's net capital was $35,068 which was under the net capital requirement by $9,932. The net capital violation was a direct result of unexpected costs incurred on December 31, 2013. (See Note 8).

Note 8. Subsequent Events

In light of the net capital requirement breach, the Company has requested an additional $200,000 from the members. Based on current projections, this will satisfy the above net capital requirements until August 2014 at which time additional capital will be deposited if required. All relevant disclosures have been filed with the regulators detailing the events surrounding the net capital violation.

The Company has evaluated all other subsequent events through the date these financial statements were issued, and has determined that there are no subsequent events that require disclosure other than disclosed elsewhere.

McGladrey

Independent Auditor's Report on Internal Control

To the Manager
Liquid Capital Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Liquid Capital Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 26, 2014.

> The Company provided notification on February 3, 2014 to the National Futures Association, that as of December 31, 2013, the Company had a material inadequacy in internal control related to regulatory net capital compliance. The Company's minimum net capital requirement under Regulation 1.17 of the CFTC is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. At December 31, 2013, the Company's net capital was $35,068 which was less than the net capital requirement by $9,932. The net capital violation was a direct result of unexpected costs incurred on December 31, 2013.
>
> The Company also informed FINRA of the shortfall under Regulation 1.17 of the CFTC and that there was no shortfall for purposes of SEC Rule 17a-3(a)(11).

We also wish to note the following:

> The Company provided notification on February 26, 2014, that the Company had a material inadequacy in internal control related to the recording and invoicing of commission revenue during the period March 2013 through October 2013. Management has informed us that they implemented controls in November 2013 and the revenues for the entire period were recorded at that time.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's objectives and were not adequate at December 31, 2013 to meet the CFTC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Chicago, Illinois
February 27, 2014